

Mail Stop 3030

October 9, 2009

<u>Via U.S. Mail</u>

Mr. Eldad Yehiely
Chief Financial Officer
TopSpin Medical, Inc.
36 Rothschild Blvd.
Tel Aviv, Israel

      **Re:    TopSpin Medical, Inc.**
               **Form 10-K for the year ended December 31, 2008**
               **Filed March 30, 2009**
               **File No. 333-144472**

Dear Mr. Yehiely:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief